UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 23, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 23 January 2018 entitled ‘VODAFONE GREECE AGREES TO ACQUIRE CYTA HELLAS’.

23 January 2018

RNS: 7038C

VODAFONE GREECE AGREES TO ACQUIRE CYTA HELLAS

Vodafone Group Plc (“Vodafone”) today announces that Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”) has agreed to acquire CYTA Telecommunications Hellas S.A. (“CYTA Hellas”) for a total enterprise value of €118 million.

CYTA Hellas is a provider of fixed and mobile telecommunication services in Greece. It owns a fibre optic Next Generation Network and offers mobile services through an MVNO with Vodafone Greece. CYTA Hellas has around 300,000 fixed broadband customers (c. 8% market share) and around 40,000 mobile customers.

The acquisition provides further scale and momentum to Vodafone’s fixed line and convergence strategy in Greece, building on the successful acquisition and integration of Hellas Online in 2014. Through this acquisition, Vodafone Greece will expand its fixed network, increase its customer base and secure additional capabilities and expertise for the benefit of its customers and Greek consumers in general.

The acquisition is subject to a number of conditions, including antitrust clearance by the relevant competent authorities.

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 30 September 2017, Vodafone Group had 522.8 million mobile customers and 18.8 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About CYTA Hellas

For the twelve months ended 30 June 2017, CYTA Hellas reported total revenues of €89.7 million.

This information is provided by RNS

The company news service from the London Stock Exchange

END

ACQSEFFIDFASEFF

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 23, 2018	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary